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                                                               EXHIBIT 20.1







                 PRESIDIO CONSIDERS POSSIBLE SALE OF ASSETS


        Denver, Colorado, June 30, 1995....PRESIDIO OIL COMPANY
(ASE:PRS/A) announced today that it is considering the sale of its oil, gas and related assets in connection with the previously announced discussions relating to a restructuring of the Company's $225 million of public debt. A data room and procedures for providing potential buyers with information as to the Company's assets will be established in the near future.

        A sale of assets in connection with a restructuring is just one of several alternatives being considered by Presidio, and thus no determination has as yet been made to sell the Company's assets. "We intend to pursue the course of action that maximizes the Company's value for all of its constituencies, including its shareholders and creditors," said George P. Giard, Jr., Presidio's Chairman and Chief Executive Officer, "which may or may not involve disposing of some or all of the Company's oil, gas and related assets."

        Presidio Oil Company is an independent oil and gas company engaged in onshore oil and gas exploration, development and production in the continental United States, primarily in Wyoming, North Dakota, Texas, Oklahoma and Louisiana. Presidio's common shares are traded on the American Stock Exchange.


                                 * * * * *

        For further information contact Investor Relations at (212)
593-2244.
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